

July 25, 2014

Via E-mail
Dewan Fazlul Hoque Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
Charnwood Building Holywell Park
Ashby Road
Loughborough, Leicestershire
United Kingdom
LE11 3AQ

> **Re:** **Nemaura Medical Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 11, 2014**
> **File No. 333-194857**

Dear Dr. Chowdhury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please number the pages in your next amendment to your registration statement.

Prospectus Cover Page

2.   We note your response to prior comment 1. Please ensure that the disclosure on the prospectus cover that your selling shareholders must sell their shares at a fixed price is consistent throughout your filing. In this regard, we note your disclosure in the Plan of Distribution section that they may sell their shares at negotiated prices.

The Company

3. We note your response to prior comment 2. Please revise the list of timelines and costs for your milestones so that the information is presented in chronological order. Also, please reconcile the disclosure in this section that you plan to commence clinical trials in in October 2014 with the disclosure in the Liquidity and Capital Resources section that you plan to commence clinical trials in January 2015.

Corporate History Overview

4. Please reconcile the disclosure in the second paragraph of this section that you own 100% of the stock in Trial Clinic Limited with your disclosure in the third bullet point in the section entitled "Affiliated Company Relationships" that Trial Clinic Limited is an independent company.

5. Please expand the disclosure in the eighth and ninth paragraphs of this section to disclose the duration and termination provisions of the agreements.

Governmental Regulations

6. We note your response to prior comment 12. However, your disclosure in the last sentence of this section that you are not seeking to market the CGM watch in the United States appears to be inconsistent with the information in the Frequent Questions section on your website about launching your product in the United States. Please advise or revise.

Liquidity and Capital Resources

7. We note your revision to your liquidity discussion in response to prior comment 16. Given the information provided on page 5 in your product development timeline table, please further revise your disclosure to summarize and quantify your cash requirements. For example, based on your product development time lines, it appears that just your cash requirements through December 2014 would exceed $4 million.

8. Please revise your new disclosure in this section to explain what you mean by "Several existing shareholders are positioned to be able to meet any shortfalls."

Directors, Executive Officers, Promoters and Control Persons

9. We note your response to the penultimate sentence of prior comment 17. Please tell us whether you have considered whether there are any other material conflicts between management, such as management may attempt to raise funds for your business and Pharma's business at the same time.

Exhibits and Financial Statement Schedules

10.   We note that you have filed a request for confidential treatment for portions of several agreements filed as exhibits to your amended registration statement. We will provide comments on your request separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult, Staff Accountant at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Mitchell S. Nussbaum, Esq.